Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number: 333-197730

$125,000,000

Fulton Financial Corporation

3.60% Senior Notes due 2022

Issuer:	Fulton Financial Corporation (the “Issuer”)

Amount Offered:	$125 million aggregate principal amount of 3.60% Senior Notes due 2022 (the “Securities”)

Trade Date:	March 13, 2017

Settlement Date:	March 16, 2017 (T+3)

Maturity:	March 16, 2022

Coupon:	3.60%

Payment Dates:	Semiannual, 30/360 day count: March 16 and September 16

Initial Coupon:	September 16, 2017

Yield to Investors:	3.685%

Spread:	+155 basis points versus UST 1.875% due February 28, 2022 (Strike Price: 98-25, Strike Yield: 2.135%)

Purchase Price (to Investors):	99.615%, plus accrued interest, if any, from March 16, 2017

Gross Spread:	0.50%

Price to Issuer:	$123.9 million (99.115%), plus accrued interest, if any, from March 16, 2017

Redemption:	The notes are not subject to redemption or repayment prior to maturity

Credit Rating:*	[Intentionally Omitted] (Fitch/Moody’s)

Ranking:	The Securities will be unsecured and unsubordinated obligations of the Issuer and will rank equal in right of payment with all of the Issuer’s existing and future unsecured and unsubordinated obligations from time to time outstanding and senior in right of payment to all of the Issuer’s existing and future unsecured and subordinated indebtedness. The Securities will be effectively subordinated to all of the Issuer’s future secured indebtedness to the extent of the value of the assets securing such indebtedness. The Securities will be structurally subordinated to all of the existing and future liabilities and obligations of the Issuer’s subsidiaries, including the deposit liabilities and claims of other creditors of the Issuer’s subsidiary banks

Method of Distribution:	SEC Registered, Shelf Takedown

Underwriter:	Keefe, Bruyette & Woods, Inc.

CUSIP:	360271AK6 / US360271AK63

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Keefe, Bruyette & Woods, Inc. toll-free at (800) 966-1559.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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